April 18, 2013
Velti, Inc.
Steuart Tower
1 Market Street
Suite 600
San Francisco, California 94105

Re:    Consent and Limited Waiver– Credit Agreement dated as of August 10, 2012
Ladies and Gentleman:
Reference is hereby made to the Credit Agreement (as amended to the date hereof, the “Credit Agreement”) dated as of August 10, 2012, between Velti Inc., a Delaware corporation, (“Borrower Representative”), Velti plc, a company formed under the laws of the Bailiwick of Jersey, Channel Islands, Mobile Interactive Group Limited, a company formed under the laws of England and Wales with registered number 04572067, and Velti Mobile Platforms Limited, a company formed under the laws of the British Virgin Islands (collectively, the “Borrowers”), each lender from time to time a party thereto, and HSBC Bank USA, National Association, a national banking association, (the “Administrative Agent”). Capitalized terms used in this consent and limited waiver letter (this “Consent Letter”) shall have the meanings ascribed thereto in the Credit Agreement.
Borrowers have informed the Administrative Agent that the Borrowers intend to effect an Asset Sale involving the Equity Interests of the Parent up to Thirty Million Dollars ($30,000,000.00), by Wednesday, April 24, 2013 (the “Equity Offering”). Administrative Agent desires to permit the Equity Offering to occur. Such Equity Offering is not permitted under Section 7.06 of the Credit Agreement. Therefore, Administrative Agent and Lenders hereby consent to the Equity Offering, and hereby waive any Event of Default that may arise under Section 7.06 as a result of the Equity Offering; provided, however, that such waiver is expressly conditioned on the satisfaction of all of the following conditions:

(a)	On or before April 18, 2013, the Administrative Agent shall have received, in form and substance satisfactory to the Administrative Agent, each of the following, duly executed:

(i)	This Consent Letter; and

(ii)	Such other documents as the Administrative Agent may require in connection with this Consent Letter.

(b)
On or before April 24, 2013, the Administrative Agent shall have received, in form and substance satisfactory to the Administrative Agent, a duly executed Second Amendment to Credit Agreement, amending the Credit Agreement with respect to reporting requirements to provide for (i) financial statements providing year-end consolidating results of the Parent and its Subsidiaries, (ii) quarterly

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consolidating financial statements of the Parent and its Subsidiaries, (iii) quarterly financial statements to be delivered 45 days after quarter end, (iv) quarterly financial statements to be delivered 60 days after quarter end, and (v) a rolling weekly cash forecast, each to be in form and substance reasonably acceptable to Administrative Agent.

(c)
Borrowers shall permit Administrative Agent to conduct, and shall cooperate in, an independent business review of Parent and its Subsidiaries, such review to be conducted by a firm selected by Administrative Agent, and to include (but not be limited to) a complete review of (1) books and records, wherever located or maintained, (2) collateral, (3) non-collateral assets, (4) operations, (5) cash flow forecasts, (6) liquidity levels, (7) credit limit policies, (8) collection policies, and (9) provision levels. Such business review shall commence immediately upon the execution of this Consent Letter.

The consent and waiver set forth in this Consent Letter shall (i) be limited precisely as written, (ii) shall not be deemed to be an amendment, consent or waiver of any other terms or conditions of the Credit Agreement or any Loan Document, (iii) except as expressly stated herein, not extend nor be deemed to extend to any Default or Event of Default that may now exist or hereafter arise under the Credit Agreement, whether similar or dissimilar to the Equity Offering, (iv) except as expressly stated herein, not impair, restrict or limit any right or remedy of the Administrative Agent with respect to any Default or Event of Default that may now exist or hereafter arise under the Credit Agreement, and (v) not constitute any course of dealing or other basis for altering any obligation of the Borrowers or any right, privilege or remedy of the Administrative Agent under the Credit Agreement or any Loan Document. Except as expressly stated herein, Administrative Agent reserves all rights, privileges and remedies under the Credit Agreement and all other Loan Documents. Except as expressly set forth in this Consent Letter, the Credit Agreement and the other Loan Documents shall continue in full force and effect.
After giving effect to this Consent Letter, Borrowers hereby remake all representations and warranties contained in the Credit Agreement and reaffirm all covenants set forth therein. Borrowers agree to pay on demand all costs and expenses of, or incurred by, the Administrative Agent in connection with the preparation, execution and delivery of this Consent Letter, including, without limitation, the fees and expenses of counsel to the Administrative Agent.
This Consent Letter may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto. Any signature delivered by a party by facsimile transmission shall be deemed to be an original signature hereto. This Consent Letter shall constitute a Loan Document.
[Signature pages follow.]

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Please acknowledge Borrowers’ acceptance of the terms and conditions contained herein by dating and signing one copy below and returning it to the Administrative Agent on or before April 18, 2013.
Very truly yours,

HSBC BANK USA, NATIONAL ASSOCIATION, as
Administrative Agent

By:	/s/ Christopher Moore
Name:	Christopher Moore
Title:	Vice President

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Acknowledged and Agreed as of the date first written above:

VELTI INC., as Borrower Representative
by:	/s/ Sally J. Rau
Name:	Sally J. Rau
Title:	Chief Administrative Officer and General Counsel and Corporate Secretary

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Acknowledged and Agreed as of the date first written above:

HSBC Bank plc, as Lender
by	/s/ Paul Hagger
Name: Paul Hagger
Title: Director

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